

03052379

AM 5-17-2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECD S.E.C. NOV 24 2003

SEC FILE NUMBER
8- 20392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Marquette de Bary Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Madison Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marquette de Bary (212) 644-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	New York	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 20 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marquette de Bary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marquette de Bary Co., Inc., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

JEANETTE COLEY
Notary Public, State of New York
No. 24-5759287
Qualified in Kings County
Commission Expires June 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~XXXXXXXXXX~~ Operations.
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXXXXXXXX~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marquette de Bary Co., Inc.
Investment Bankers
477 Madison Avenue
New York, N.Y. 10022

U.S. & Foreign Securities
Discount Brokers

Telephone (212) 644 5300
Fax (212) 371 6054
(800) 221 3305


NOV 24 2003
WASH. D.C.
181

* *

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2003

* *

MARQUETTE de BARY CO., INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

Cash	$ 18,576
Receivable from clearing organization	13,887
Secured demand note	100,000
Securities owned:	
Marketable, at market value	106,642
Not readily marketable, at estimated fair value	48,300
Furniture and equipment, net of $46,876 accumulated depreciation	1,410
Other assets	23,684
	$ 312,499

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 21,575
Commitment	
Liabilities subordinated to claims of general creditors	100,000
Stockholder's equity:	
Common stock, no par value; 1,000 shares authorized and issued	7,787
Additional paid-in capital	240,187
Retained earnings	(54,550)
	193,424
Common stock in treasury, at cost (10 shares)	(2,500)
	190,924
	$ 312,499

The accompanying notes are an integral part of this financial statement.

MARQUETTE de BARY CO., INC.

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION:

Marquette de Bary Co., Inc. (the "Company"), founded in 1962, was subsequently incorporated in January 1976 in the state of Delaware. The Company is a registered general securities broker-dealer and is subject to regulation by the United States Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. Commissions earned under this agreement are recognized upon settlement of the customers' transactions. The Company is responsible for the payment of unsecured debits in customer accounts as defined in the agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

Securities transactions and related revenue and expenses are recorded on a settlement date basis. The effect of recording these transactions at settlement rather than on a trade date basis was deemed to be immaterial.

Cash Equivalents:

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Securities Owned:

Securities owned consist of marketable and not-readily marketable securities. Marketable securities are carried at quoted market values. The resulting difference between cost and market is reflected in income. Securities not readily marketable are recorded at fair value as determined by management.

Furniture and Equipment:

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the related assets, ranging from five to seven years.

Business Continuity:

The stockholder has represented that he will continue to finance any additional operating or net capital shortfalls.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. SECURED DEMAND NOTE:

The Company has a $100,000 secured demand note due from its shareholder. The loan is due on demand, is non-interest bearing, and is fully collaterized by marketable securities.

4. SECURITIES OWNED:

Securities owned, consist of investment securities, as described below:

	Owned
Money market funds	$ 106,642
Securities, not readily marketable	48,300
	$ 154,942

Securities, not readily marketable, consist of securities with no independent publicly quoted market.

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

At September 30, 2003, the Company has an outstanding loan in the amount of $100,000, which bears interest at 12% per annum and matures on September 30, 2006. The loan is subordinated to claims of all general creditors and has been approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such a borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. In addition, the Company must satisfy the debt-equity ratio requirement that the ratio not exceed 70% for a period in excess of 90 days. At September 30, 2003, the Company's debt-equity ratio was 34%.

6. PREFERRED STOCK:

The Board of Directors has authorized 90,000 shares of no par value preferred stock. At September 30, 2003, no preferred stock was issued or outstanding.

7. TAXES:

At September 30, 2003, the Company has available approximately $213,000 and $348,000 of Federal and New York State and City unused net operating loss carryforwards, respectively, that may be applied against future taxable income which expires as follows:

Expiration	Federal	New York State/ New York City
September 30, 2021	$ 25,700	$ 118,000
September 30, 2022	77,300	120,000
September 30, 2023	110,000	110,000
	$ 213,000	$ 348,000

The deferred tax asset arising as a result of the net operating loss carryforwards, against which a 100% allowance has been taken, is as follows:

	Federal	New York State/ New York City
Income tax benefit at statutory rates	$ 53,350	$ 62,650
Less: Valuation allowance	(53,350)	(62,650)
	$ -0-	$ -0-

Change in the valuation allowance amounted to $47,300.

8. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000 or 1/15 of aggregate indebtedness, including specific items. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At September 30, 2003, the Company had net capital, as defined, of $196,397, which exceeded its required minimum net capital of $5,000 by $191,397. Aggregate indebtedness at September 30, 2003 was $21,575. The ratio of aggregate indebtedness to net capital was .11 to 1.

9. LEASE:

The Company is obligated under an operating lease which expires on September 30, 2006. The lease is subject to escalations based on increases in real estate taxes and certain operating costs. Future minimum annual rental payments are as follows:

Year Ending September 30,	Amount
2004	83,200
2005	83,200
2006	83,200
	$ 249,600

10. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers, on a fully disclosed basis, with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held, in compliance with regulatory and internal guidelines.

The Company generally transacts its business with customers located throughout the United States and Europe.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of September 30, 2003 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Marquette de Bary Co., Inc.

We have audited the accompanying statement of financial condition of Marquette de Bary Co., Inc. (the "Company") as of September 30, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marquette de Bary Co., Inc. at September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
October 28, 2003